April 1, 2020

Dong Hu
Chief Executive Officer
Ebang International Holdings Inc.
26-27F, Building 3
Xinbei Qianjiang International Building
Qianjiang Economic and Technological Development Zone
Yuhang District, Hangzhou, Zhejiang
People's Republic of China

       Re: Ebang International Holdings Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 20, 2020
           CIK No. 0001799290

Dear Mr. Hu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 20, 2020

Risk Factors, page 12

1. Please explain how, with your multi-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
       Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules
       Compliance and Disclosure Interpretation 203.17.
 Dong Hu
FirstName LastNameDong HuInc.
Ebang International Holdings
Comapany NameEbang International Holdings Inc.
April 1, 2020
April 2 2020 Page 2
Page 1,
FirstName LastName
Related Party Transactions, page 142

2. We note the disclosure in this section regarding the amount due to Zhejiang Wansi as of
         September 30, 2019. Please update the disclosure. For guidance, see
Item 7(B) of Form
         20-F.
       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Claire Erlanger,
Senior Accountant, at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Weiheng Chen, Esq.